UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No.1)

Under the Securities Exchange Act of 1934

Concierge Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
206065203
(CUSIP Number)
Scott Schoenberger 1714 14th Street Santa Monica, CA 90404 310-895-6358
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

December 9, 2016
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ..

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 206065203	Page 3 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCHOENBERGER FAMILY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,939,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,939,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,939,285 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.27% (See Item 5)
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 206065203	Page 4 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOTT SCHOENBERGER
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,939,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,939,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,939,285 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.27% (See Item 5)
14		TYPE OF REPORTING PERSON IN

Item 1.
Security and Issuer
This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) and shares of Series B Voting, Convertible Preferred Stock, par value $0.001 per share, each of which is convertible into 20 shares of Common Stock and, until converted, has 20 votes on all matters brought before the Issuer’s shareholders (the “Series B Preferred Stock” and together with the Common Stock, the “Shares”), of Concierge Technologies, Inc. (the “Issuer”) by each of the reporting persons named herein (each, individually, a “Reporting Person” and collectively the “Reporting Persons”).
The address of the principal executive offices of the Issuer is 29115 Valley Center Rd. #K-206, Valley Center, CA 92082.
Item 2.
Identity and Background
(a) This statement on Amendment Number 1 to Schedule 13D is being filed jointly by the following persons:

(1) Schoenberger Family Trust (the “Schoenberger Trust”) is a trust organized under the laws of the state of California. The situs of the Schoenberger Trust is California. The principal business of the Schoenberger Trust is to manage and hold investments for the benefit of the Schoenberger Trust’s beneficiaries. The address of the principal office of the Schoenberger Trust is 1714 14th Street, Santa Monica, CA 90404.
(2) Scott Schoenberger, a United States citizen, is the owner and Chief Executive Officer of KAS Engineering, Inc. The principal business and office address for Mr. Schoenberger is 1714 14th Street, Santa Monica, CA 90404.
(b) This filing is an amendment to the previous joint filing by Reporting Persons with the Nicholas and Melinda Gerber Living Trust and Nicholas Gerber on its own behalf (collectively, “Gerber”). The Reporting Persons disclaims the existence of a “group” with Gerber. Gerber is filing its own Amendment 1 to Schedule 13D separately from the current filing.
(c) During the last five years, none of the Reporting Persons has been:
(1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source and Amount of Funds or Other Consideration
(1) The Reporting Person acquired 133,333,333 Common Stock Shares and 10,817,167 shares of Series B Preferred Stock pursuant to the Purchase Agreement discussed in Item 4 (1) below. The funds to purchase were derived from the personal funds of the Reporting Persons. An aggregate of $3,000,000.00 USD was paid to acquire the shares as previously reported. On December 15, 2015, the Issuer effected a one for ten reverse stock split of its Common Stock and Series B Preferred Stock (the “Stock Split”). As a result of the Stock Split, the Reporting Person now owns 13,333,334 shares of Common Stock and 1,081,717 shares of Series B Preferred Stock.

(2) The consideration for the acquisition of the additional shares reported herein was a stock for stock exchange pursuant to the Stock Purchase Agreement with Wainwright Holdings, Inc. dated September 19, 2016, described further in Item 4(2) below. The Reporting Person exchanged 100% of its ownership in Wainwright Holdings, Inc. for 105,971,611 shares of the Issuers Common Stock.
Item 4.
Purpose of Transaction
(1) On January 26, 2015, the Reporting Persons entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the Issuer, whereby the Issuer agreed to issue and sell an aggregate 400,000,000 shares of Common Stock at a purchase price of $0.0029 per share and 32,451,499 shares of Series B Preferred Stock at a purchase price of $0.0567 per share, for an aggregate purchase price of $3,000,000 USD (the “Offering”). Each share of Series B Preferred Stock is convertible, at the option of the Reporting Person, into 20 shares of Common Stock 270 days after its issuance; provided, however, that all shares of Series B Preferred Stock must be converted by the holder at the same time, and such conversion may only occur at a time when the Issuer has sufficient authorized shares of Common Stock under its articles of incorporation to satisfy such conversion. Until converted, each share of Series B Preferred Stock may cast 20 votes on all matters brought before the Issuer’s shareholders.

To effect the purchase, the Issuer entered into a subscription agreement for its Common Stock with the Reporting Person, whereby the Issuer issued 133,333,333 shares of Common Stock to the Schoenberger Trust. The Issuer also entered into a subscription agreement for its Series B Preferred stock with the Schoenberger Trust, whereby the Issuer issued 10,817,167 shares of Preferred Stock shares of Series B Preferred Stock to the Schoenberger Trust. On December 15, 2015, the Issuer effected a one for ten reverse stock split of its Common Stock and Series B Preferred Stock. As a result of the Stock Split, the Reporting Person owns 13,333,334 shares of Common Stock and 1,081,717 shares of Series B Preferred Stock.

The purpose of the Reporting Persons’ entry into the Purchase Agreement was for the Reporting Persons to acquire control of the Issuer, reorganize the Issuer’s board of directors (the “Board”) to reduce outstanding debt, and provide capital to fund the Issuer’s immediate working capital requirements. Pursuant to the Purchase Agreement, Mr. Schoenberger was appointed as member of the Issuer’s Board.

(2) On September 19, 2016, the Issuer, entered into a conditional Stock Purchase Agreement (the “Agreement”), with Wainwright Holdings, Inc., a Delaware corporation (“Wainwright”) and certain shareholders of Wainwright (the “Sellers”), pursuant to which the Sellers conditionally agreed to sell, and the Company conditionally agreed to purchase, shares representing approximately 97% of the total issued and outstanding common stock of Wainwright (the “Wainwright Shares”). If the Company acquires 100% of the issued and outstanding shares of Wainwright, based on a valuation of $85 million and a per share price of Company common stock of $0.085, the Company will issue 818,799,976 shares of Company common stock and 9,354,118.85 shares of Company preferred stock in exchange for the Wainwright shares. A copy of the Agreement, as set forth in Item 7 is incorporated herein by reference.

As a result of the Closing, on December 9, 2016, the current shareholders of Wainwright became shareholders of the Issuer. The Reporting Persons owned the majority of the Wainwright Shares as well as the Issuer’s voting shares, and will continue own the majority of the Company’s voting shares following the Closing.

At Closing, the Issuer issued to the Reporting Person 105,971,611 shares of Issuers Common Stock (“Newly Acquired Shares”) in exchange for the Reporting Person’s pro-rata ownership of the Wainwright Shares.

(3) The Reporting Persons currently hold the shares of Common Stock and Series B Preferred Stock reported herein for the purpose of investment and influencing management, and intends to review this investment on a continuing basis. Depending on various factors, including but not limited to the Reporting Persons’ business, financial position, strategic direction and prospects, price levels of the Common Stock or Series B Preferred Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing his current intentions, with respect to any or all matters required to be disclosed in this Statement.

Item 5.
Interest in Securities of the Issuer
(a) The percentages set forth below and on pages 1 and 2 hereof are based on the sum of 67,953,870 shares of Common Stock issued and outstanding, as December 9, 2016, and the number of shares of Common Stock issuable upon the conversion of the Series B Preferred Stock held by each Reporting Person, as required by Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the case of Mr. Schoenberger and the Schoenberger Trust, the percentages set forth below and on pages 1 and 2 are based on 908,388,187 shares of Common Stock outstanding.
By virtue of the manner in which the Reporting Person acquired the shares beneficially held prior to this Amendment Number 1 to Schedule 13D, the Reporting Person and Mr. Gerber may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act However, the Reporting Person disclaims beneficial ownership of the Shares beneficially owned by Mr. Gerber and the Gerber Trust and Mr. Gerber disclaims beneficial ownership of the Shares beneficially owned by Mr. Schoenberger and the Schoenber Trust.
(b) (i) 140,939,285 of the Shares, consisting of 119,304,945 shares of Common Stock and 1,081,717 shares of Series B Preferred Stock (which, after giving effect to their conversion, would be 21,634,340 shares of Common Stock), are held by the Schoenberger Trust and Mr. Schoenberger r serves as sole trustee of the Schoenberger Trust, representing 12.27% of the outstanding shares of Common Stock (giving effect to the conversion of the Series B Preferred Stock held by the Schoenberger Trust). As such, the Schoenberger Trust and Mr. Schoenberger share power to vote or to direct the vote of the Shares and share power to dispose or to direct the disposition of these Shares.
(c)
Other than the acquisition of the Shares described herein which closed on December 9, 2016, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.
(d)
No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)
Not applicable.
Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
(1) See Item 4(1) of this Statement for a description of the Purchase Agreement. Pursuant to the Purchase Agreement, the Reporting Persons entered into Subscription Agreements for Shares of the Issuer’s Common Stock, dated as of January 26, 2015 and Subscription Agreements for Shares of the Issuer’s Series B Voting, Convertible Preferred Stock, dated as of January 26, 2015. The Purchase Agreement was previously filed with the Issuer’s Current Report on Form 8-K, filed on January 29, 2015 and incorporated herein by reference

In connection with the Offering, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with the Reporting Persons, pursuant to which the Issuer agreed to file a registration statement with the Securities and Exchange Commission (the "SEC") covering all shares of Common Stock, including those shares of Common Stock issuable upon conversion of the Series B Preferred Stock sold in the Offering.
(2) See Item 4(2) of this Statement for a description of the Agreement with Wainwright Holdings, Inc., which closed on December 9, 2016. The Agreement previously filed with Issuer’s Current Report on Form 8-K, filed on September 19, 2016, incorporated herein by reference.
Item 7.
Materials to be Filed as Exhibits

Exhibit Number
Description of Exhibit
______________________________________________________________________________________
Exhibit 1
Purchase Agreement dated January 26, 2015 (previously filed with the Issuer’s Current Report on Form 8-K, filed on January 29, 2015 and incorporated herein by reference)

Exhibit 2
Registration Rights Agreement, dated January 26, 2015 (previously filed with the Issuer’s Current Report on Form 8-K, filed on January 29, 2015 and incorporated herein by reference)

Exhibit 3
Stock Purchase Agreement By and Among Concierge Technologies, Inc., Wainwright Holdings, Inc. and Each of the Individuals and Entities Executing Signature Pages Attached Thereto (previously filed with Issuer’s Current Report on Form 8-K, filed on September 19, 2016 and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 19, 2016

SCHOENBERGER FAMILY TRUST

/s/ Scott Schoenberger
Scott Schoenberger
Trustee

SCOTT SCHOENBERGER

/s/ Scott Schoenberger
Scott Schoenberger